Exhibit 99.1

Safe-T Group Ltd. Announces Plan to Implement ADS Ratio Change From 1:1 to 1:10 Ordinary Shares

HERZLIYA, Israel, Oct. 24, 2022 (GLOBE NEWSWIRE) – Safe-T Group Ltd. (NASDAQ: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Ordinary Shares (the “ADS Ratio”), no par value per share, from the current ADS Ratio of one (1) ADS to one (1) Ordinary Share, to a new ADS Ratio of one (1) ADS to ten (10) Ordinary Shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about November 8, 2022.

There will be no change to the Company’s Ordinary Shares. The effect of the ADS Ratio Change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the open of trading on November 8, 2022 (U.S. Eastern Time). Effective November 8, 2022, ADS holders of record in certified form will be required on a mandatory basis to surrender their ADSs to the depositary bank for the Company’s ADS program, The Bank of New York Mellon (the “Depositary Bank”), for cancellation and will receive one (1) new ADS in exchange for every ten (10) existing ADSs then held in connection with the ADS Ratio Change, with further details to be provided in the notice by the Depositary Bank. Holders of uncertificated ADSs in the Direct Registration System (DRS) and in The Depository Trust Company (DTC) will have their ADSs automatically exchanged and need not take any action. The exchange of every ten (10) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the effective date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary Bank.

As of the effective date for the ADS Ratio Change, the Company’s ADSs will continue to be traded on the Nasdaq under the symbol “SFET” with a new CUSIP Number 78643B500. The Company will file a post-effective amendment to its registration statement on Form F-6 with the United States Securities and Exchange Commission to reflect the ADS Ratio Change.

All options and warrants to acquire ADSs of the Company outstanding immediately prior to the ADS Ratio Change, will be appropriately adjusted by dividing the number of Ordinary Shares into which the options and warrants are exercisable by 10 and multiplying the exercise price thereof by 10, as a result of the ADS Ratio Change.

The ADS Ratio Change will not impact any shareholder’s percentage ownership of the Company or voting power. No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary Bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary Bank.

As a result of the change in the ADS Ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than the ADS price on a proportionate basis. The Company believes that the change in the ADS Ratio will help the Company to maintain compliance with Nasdaq listing requirements. However, the Company can give no assurance that this goal will be achieved.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats, as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our cyber-security solutions for enterprises, designed for cloud, on-premises, and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage, and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the plan to implement ADS ratio change and the implications thereof including the potential increase of its ADS price as a result of the ADS Ratio Change, the timing thereof and the Company’s belief that the ADS Ratio Change will help to maintain compliance with Nasdaq listing requirements]. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@safetgroup.com